Filed by New Century Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: New Century Bancorp, Inc.

Commission File No. 000-50400

January 9, 2014

Dear New Century Bancorp Shareholder,

On behalf of New Century Bancorp, I hope you enjoyed a wonderful holiday season and are ready to begin a prosperous new year. In the coming months you will receive more information concerning our approaching acquisition of Select Bancorp.

In October 2013, the Board of Directors of New Century Bancorp approved a strategic merger with Select Bancorp. We announced that subject to regulatory and shareholder approval, the merger should take place in mid-2014. We have characterized this acquisition as a strategic merger as it combines the strengths of both banks and creates a larger footprint for the combined bank.

Select is a high-performing community bank which ranks near the top in many key performance categories as compared to peer banks. With our combined resources, dedicated customers, staff, shareholders and directors, we are poised to meet the regulatory and economic challenges that lie ahead.

We are pleased with our performance in 2013 and want to continue to move forward in 2014. One of the ways for a community bank to thrive in today’s economic landscape and regulatory environment is to increase size. We are no exception. For that reason, we actively sought to acquire a community bank in North Carolina—one that would add to our financial strength, allow us to grow and expand into other markets, and be a good fit for our customers, staff and shareholders.

Our leadership team will remain in place, and I will remain your President and CEO. Lisa Campbell, who has been with the bank since the bank opened, will remain as Chief Financial Officer and Rick Tobin will continue in his role as Chief Credit Officer. The combined bank will have a 16-member board made up of 11 members of the current New Century Bancorp Board of Directors and 5 members of the Select Bancorp Board. Gary Ciccone will continue to serve as our board chairman. Our headquarters will remain in Dunn as well our entire operations division for the combined bank.

As part of the agreement, our combined bank will be called Select Bank - a name we feel sends a message that if you aren’t banking with us – you should be. While our name will change – our mission, our leadership, our people and our focus will not. We are creating the premier community bank in North Carolina that will have the scale and ability to deliver new and existing customers the best products and services from 14 locations from Elizabeth City to Burlington to Lumberton.

This is a time of excitement and optimism for the future of our bank. Our unwavering commitment to providing superior customer service and supporting the communities we serve, as well as our dedication to delivering a return on your investment will only grow stronger through this merger.

Projected total assets, total deposits and total loans of the consolidated company are $815.3 million, $679.2 million and $565.4 million, respectively.

We are excited about the merger and the opportunities it will bring. If you have questions about anything concerning New Century Bancorp or New Century Bank, including the merger, please contact us. With your continued support we can become the premier community bank in North Carolina.

Sincerely,

William L. Hedgepeth II

President and CEO	Member FDIC

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, New Century Bancorp, Inc. (“NCBC”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a joint proxy statement/prospectus of NCBC and Select Bancorp, Inc. (“Select”). NCBC will file with the SEC other relevant materials in connection with the proposed merger, and NCBC and Select will mail the joint proxy statement/prospectus to their respective shareholders. SHAREHOLDERS OF BOTH NCBC AND SELECT ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING NCBC, SELECT AND THE PROPOSED MERGER. A free copy of the Registration Statement will be available, and other filings containing information about New Century Bancorp, Inc. are available, at the SEC’s Internet site (http://www.sec.gov). The documents can also be obtained, without charge, by directing a written request to either New Century Bancorp, Inc., 700 W. Cumberland Street, Dunn, NC 28443, Attention: Lisa F. Campbell, Executive Vice President, Chief Operating Officer and Chief Financial Officer, or Select Bancorp, Inc., 3600 Charles Boulevard, Greenville, NC 27858, Attention: Mark A. Holmes, President and Chief Executive Officer.

NCBC, Select and their respective directors and executive officers may be deemed to be “participants” in the solicitation of proxies from the shareholders of NCBC and Select in favor of the merger. Information about the directors and executive officers of Select Bancorp, Inc. and their ownership of Select common stock is available from Select Bancorp, Inc. at the address set forth in the preceding paragraph. Information about the directors and executive officers of New Century Bancorp, Inc. and their ownership of NCBC common stock is set forth in NCBC’s definitive proxy statement filed with the SEC on April 12, 2013, and available at the SEC’s Internet site (http://www.sec.gov) and from NCBC at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.